Exhibit 27.0

                     SETTLEMENT AGREEMENT AND MUTUAL RELEASE

     THIS SETTLEMENT AGREEMENT AND MUTUAL RELEASE (the ~ is made as of this 26' day June, 2002 between James M Bentley, James W. Bentley, as an individual and as Co--Trustee of The Bentley Family Trust C; MaryAnn Bentley, as an individual and as Co-Trustee of The Bentley Family 1995 Trust, the Bentley Family Limited Partnership, and Access Holdings Limited Partnership (collectively, the "Bentleys") and Tom Djokovich (the Bentleys and Tom Djokovich are sometimes collectively referred to as the "Plaintiffs") on the one hand, and Accesspoint Corporation, a Nevada Corporation, Processing Source International, Inc., a California corporation (collectively, the "Company" and/or "Accesspoint"}, Net Integrated Systems, Ltd ("NIS, Intellitech Web Solutions, Inc., William R Barber, Christine E. Crocker, Ronald L. Penna, and Marcia Allen (collectively, the `Defendants' on the other hand, all of whom any hereafter be referred to as "Party" & the "Parties.")


     A. There is now pending in the Superior Court of the State of California, County of Orange, the following matters:

     2 That certain lawsuit cited James M. Bentley v. William R Barber, and numbered 02CC04690 in the files of that Court concerning shareholder derivative claims for Breach of Contract, Breach of Fiduciary Duty; Misappropriation of Trade Secrets Pursuant to Civil Code Section 3426,; Recovery of Personal Property Pursuant to Civil Code Section 3426,; Opposition of a Constructive Trust & an Unfair Competition and Conversion, Unfair Business Practices and Usurpation of Corporate Opportunity -- Defendants

     2 That certain lawsuit entitled James W. Bentley as Trustee of The Bentley Family Trust v. Accesspoint Corporation. et al and numbered 02CC06709 in the files of that Court concerning claims fix Breach of Contract, Common Control, and Dereliction against Defendant Accesspoint Corporation,

     3 That certain lawsuit entitled MaryAnn Bentley, as Trustee of The Bentley Family 1995 Trust v. Accesspoint Corporation. et al. and numbered U2CC06571 in the files of that Court concerning claims for Breach of Contract, Common Control, and Declaration against Defendant Accesspoint Corporation, and

     4 That certain lawsuit entitled The Bentley Family Limited Partnership v. Accesspoint Corporation et. al. and numbered 02CC06710 in the files of that Court concerning claims for Breach of Contract, Common Control, and Declaratory Relief against Defendant Accesspoint Corporation. The above actions are hereafter collectively re1ated to as the Actions.
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     B. The Parties desire to fully and finally resolve and settle any and all differences and claims between them, and only as to them, relating to or arising out of the Actions.


     NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the mutual promises, covenants and conditions herein contained, the Panics agree as follows:

     1. For so long as the Company or MS has an~ outstanding, uncompleted or unperformed obligations under this Agreement to the Bentley Trusts, the Bentley Partnership, Access Holdings Limited Partnership. the Bentleys, or Tom Djokovich, James W. Bentley or his designate. shall be given Director's inspection rights pursuant to California Corporations Code Section 1602 whether or not he or his designate is a member of Accesspoint's Board of Directors.

     2. NIS shall provide documentation supporting the infusion of its finds to Accesspoint, either from any account, including, without limitation, the Ameropa Limited Account or by payment to a vendor or creditor of Accesspoint. Moreover, NIS shall provide to the Bentleys documentation of all future infusions or of any distributions of assets outside the normal course of business be delivered to Plaintiff's counsel within 7 business days of such infusion or distribution for so long as its other obligations under this Agreement remain unperformed.

     3. All The Company-incurred debt on any credit cards on which James W. Bentley, Mary Ann Bentley, and Tom Djokovich have any personal liability shall be immediately paid in full) by Accesspoint (with the understanding that the Company shall have no obligation to pay for any personal usage or obligations for other than Company business purpose). Within 10 business days from the execution of this Settlement Agreement, Accesspoint will review its records and notify the Bentleys/Djokovich in writing of any disputed amount or any amounts on which Accesspoint declines payment Mary Ann Barley shall provide reasonable support and cooperation as necessary to assist in the review of credit card charges.

     4. If the Company has not duly executed an offer in compromise by December 1, 2002. Plaintiffs have the right, at their sole discretion and in addition to all other forms of remedies, to rescind this Agreement.

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     5. On or before March 1,2003, Plaintiff James M. Bentley shall be reimbursed for the attorneys' fees he has incurred in prosecuting the shareholder derivative action in the total amount of $60,000 in the event that Accesspoint's publicly quoted stock price fails to exceed a certain formula-created dollar per share value for any 10 consecutive day period prior to March 1, 2003. The Plaintiffs further acknowledge that by entering into the Settlement and agreeing to pay said attorneys' fees, the defendants do not admit, and indeed the defendants deny all charges of wrongdoing and the payment is solely for the purpose of resolving disputes and ending the expenses associated with litigation.

     6. In the event that any of the terms of this Agreement are materially breached by either Party, the other Party can enforce the terms of this Agreement pursuant to Code of Civil Procedure Section 664.6 as to the defaulting party. Additionally, in such an event, MS shall forego and waive any Eight, entitlement or claim to any golden parachute, early termination fee, or fee for voluntary termination pursuant to any provision or agreement including, without limitation, the $1 million voluntary termination fee contained in paragraph 10(ii) of that certain Management Agreement dated December 14, 2001 between the Company and NIS.

     7. Without limiting anything herein, Accesspoint shall indemnify and hold harmless James W. Bentley, Tom Djokovich and Tamara Djokovich for any third party claims, audits, suits, actions or litigation arising out of his, her or their relationship with Accesspoint or his, her or their positions as officers or directors of Accesspoint including, without limitation, that certain action presently pending in the Superior Court of the State of California for the County of Los Angeles entitled Harold S Ruttenburg, Processing Source International Inc. and Tom M. Djokovich et al. and numbered BC272769 in the files of that court. James W. Bentley and Tom Djokovich shall provide reasonable support and cooperation as requested to assist in the defense of any such claims, audits, suits, actions or litigation.

     8. On each of July 1,2003, October 1,2003, January 1,2004, and April 1,2004, MS shall cause to be returned and delivered (I) to Access Holdings Limited Partnership 190,000 Accesspoint shares of stock and (2) to Tom Djokovich 100,000 Accesspoint shares of stock flee and released from and as referenced in any collateralization of and any proxies in connection with that certain Revolving Line of Credit Secured Promissory Note and Irrevocable Proxy, each dated December 14, 2001 by and between Accesspoint and MIS.

     9. On each of July 1,2004, October 1,2004, January 1,2005, and April 1,2005, NIS shall cause to be returned and delivered (I) to Access Holdings Limited Partnership 285,000 Accesspoint shares of stock and (2) to Tom Djokovich 150,000 Accesspoint shares of stock free and released from and as referenced in any collateralization of and any proxies connection with that certain Revolving Line of Credit Secured Promissory Note and Irrevocable Proxy, each dated December 14, 2001 by and between Accesspoint and NIS

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     10. Upon any necessary Court approval of this Agreement and contemporaneous with the execution of this Agreement, Plaintiffs shall deliver to Defendant, do Hardy L. Thomas, Esq, 1801 Century Park East, Suite 2500, Los Angeles,
California 90067, executed dismissals with prejudice of the Complaints in each of the above Actions. The dismissals of the Actions with prejudice will be held in nut and will not be filed unless awl until the currently outstanding tax liabilities are satisfied and receipt of confirmation from Mark S. Adams, counsel for Plaintiffs. In the meantime and subject to Plaintiff's remedies pursuant to Paragraph 6 above the Actions will be stayed and not prosecuted.
     11. Tom Djokovich shall forthwith resign as Director of Accesspoint effective immediately and shall reduce his personal holdings in Accesspoint to 1 million shares of common stock. Tom Djokovich shall immediately transfer into the escrow established pursuant to Paragraph 12.d., approximately 2.5 million shares of common stock and his options for the purchase of some 2 million shares of common stock. The transfer of the said shares and options shall be made to NIS, and shall occur simultaneous with the payment of all tax trust fund liabilities or the execution by Accesspoint of an Offer in Compromise with the taxing authorities. To the extent permitted by law, Accesspoint shall lift the stock legends on the Accesspoint shares held by the Bentley entities
(Accesspoint Holdings Limited Partnership), Tom Djokovich, and certain family members and fiends (who are identified and the number of shares held by each within 10 business days of the execution of the Agreement by all Parties) within 15 business days of delivery of written request.

     12. The Bentley; their related entities, Torn Djokovich, and NIS, agree to further negotiate in good faith to develop a formula limiting the volume of Accesspoint shares that any of them may sell into the public market on any given day or in any given period so that any adverse effect on the market price of the shares will be minimized or eliminated. Additionally, the remaining shares held by the Bentleys, their related entities, Access Holdings Limited Partnership and Tom Djokovich would be entitled to piggy-back registration rights on a pass-through basis with NIS' shares or any related affiliates or Parties.

     13. Subject to appropriate verification by the Company, there is presently due and owing to the Bentley Trusts and Partnership approximately $500,000 plus accrued interest on the various Promissory Notes, representing funds actually paid and loaned by them to Accesspoint. The Bentleys shall reschedule the payment of that debt to an initial payment of $l00,000 on March 1,2003, with the balance to be paid in equal quarterly installments of principal and accrued interest, the first such payment of which would commence on June 1, 2003, pursuant to the following terms.

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                           NIS shall and hereby does assume liability under the
                           various Promissory Notes and agrees to pay such notes as here scheduled. Accesspoint shall have the option to forgive or not forgive this indebtedness as it deems in the best interests of the corporation.

                  b. NIS' payment on the various Promissory Notes shall take priority to the payment of any other NIS debt and, except for any monthly management fees, no Company obligations shall be paid to NIS until the various Promissory Notes are paid in Full, except to the extent that monies are paid by the Company to NIS for the sole purpose of making payments on the Notes.

                  c. The various Promissory Notes shall be secured and fully collateralized by the 2.5 million shares of common stock to be transferred by Tom Djokovich as provided herein.

                  d. The said 2.5 million shares certificates shall be held by a mutually agreeable escrow agent, which shall be opened within 10 days from the execution of the offer in compromise pursuant to a written escrow instruction agreement mutually acceptable to the parties until the various Promissory Notes are paid in full.

     In the event the various Promissory Notes are not timely paid in full, the Bentleys shall become the immediate owners of all rights and interests to that number of the Accesspoint escrowed shares the quoted market value of an average calculated over the 10 days preceding notice of default such that the net deliverable value of which collectively equals the total amounts due under the Promissory Notes, and the Bentleys may then hold, sell or otherwise dispose of said shares as they desire. In the event that the Company falls to timely pay any sum owed on the various Promissory Notes as rescheduled herein, the Bentley's may, in their sole discretion, accelerate the due dates of all payments on the various Promissory Notes such that any remaining unpaid principal, accrued interest and other sums owed on the various Promissory Notes arc immediately due and payable.

     14. No Release Regarding Lease Liabilities. Nothing in this Agreement shall Release the Company from any liability with respect to Accesspoint leases and the guarantees on those leases by the Bentleys or Tom Djokovich, nor limit the Bentleys or Tom Djokovich from seeking indemnification or pursuing the Company for payment for the leases, any indebtedness in connection with equipment leases or any other obligation which the Bentleys or Tom Djokovich have personally guaranteed on behalf of the Company.

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     15. Representation of Authority; Implementation. Each Party hereto represents and warrants that its attorneys are authorized and directed to perform the acts necessary to effect this settlement. In addition, each Party agrees to execute any and all additional documents necessary to effectuate the terms of this Agreement. If the Parties cannot agree on the terms of any documents or formula necessary to effectuate the terms of this Agreement, the Parties agree to submit such a dispute for arbitration before JAMS Endispute or other mutually agreeable arbitration association as ADR entity or person to arbitrate the terms of such documents or formula. The Parties agree that any decision by the arbitrator shall be the binding language of such documents or determination of such formula. The Parties shall bear the cost of the arbitration equally

     16. Motion to Approve Settlement The Parties understand that this Agreement may be subject to Court approval. If the Court falls to approve the terms of this Agreement, this Agreement is void and cannot be enforced, and any and all consideration delivered or paid to the other Party shall be returned and each Party placed in the same position as before this Agreement was entered into insofar as is possible, which shall be a condition of any rescission.

     17. Mutual Release. Except for the rights and obligations of the Parties arising from this Agreement, the Parties hereby, for themselves, their employees agents partners, representatives, successors and assigns, discharge and release one another, their past and present employees, agents, executors, administrators, trustees, heirs, attorneys, partners, insurers, representatives, assigns, predecessors, successors and related entities, from any and all claims, damages, actions, judgments, obligations, attorneys fees, indemnities, subrogation, duties, demands, controversies and liabilities of every nature at law or in equity, liquidated, or unliquidated, known or unknown, matured or immature, foreseeable or unforeseeable, which they had or have arising out of the Actions.

     18 Waiver of Unknown Claims. It is understood and agreed that the Parties releases set forth hereinabove extend to all claims of every kind, nature and description whatsoever, known or unknown, suspected or unsuspected and any and all tights under the provisions of Section 1542 of the Civil Code of California or under any comparable statute of any other jurisdiction. The Parties expressly acknowledge that they are familiar with and expressly waive and relinquish every right or benefit they have or may have under the provisions of Section 1542 of the Civil Code of California that reads as follows:

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              "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected 16s settlement with the debtor."

     19. Entire Agreement. This Agreement contains the sole, complete and entire agreement and understanding of the Parties concerning the matters contained herein and may not be altered, modifi4 or changed in any manner except by a writing duly executed by the Parties. No Party is relying on any representations other than those expressly set forth herein No conditions precedent to the effectiveness of this Agreement exists, other than as expressly provided for herein. There are no oral or written collateral agreements. All prior discussions and negotiations have been and are merged, integrated into and superseded by this Agreement.

     20. Waiver. The delay or failure of a Party to exercise any right, power or privilege hereunder, or failure to strictly enforce any breach or default shall not constitute a waiver with respect thereto; and no waiver of any such right power, privilege breach or default on any one occasion shall constitute a waiver thereof on subsequent occasion unless dear and express notice thereof in writing is provided.

     21. Attorneys' Fees Upon Breach If any action at law or inequity or any motion is brought to enforce this Agreement or to collect any unpaid amounts, the prevailing or collecting Party shall be entitled to .11 of its costs in bringing, prosecuting, and/or collecting on said action(s) or motion or judgment, including its reasonable attorneys' fees.

     22. Applicable Law. This Agreement shall be construed according to the laws of the State of California in effect as of the date of execution.

     23. Advice of Counsel. The Parties represent that prior to the execution of this Agreement they bad the opportunity to se& the benefit of independent legal counsel own selection regarding the stance of this Agreement.

                                  "DEFENDANTS"

                 ACCESSPOINT CORPORATION, A NEVADA CORPORATION

                                       By:
                                      Name:
NET INTEGRATED SYSTEMS, LTD.

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                                       By
                                      Its:

PROCESSING SOURCE INTERNATIONAL. INC., A
CALIFORNIA CORPORATION
                                       By:
INTELLITECH WEB SOLUTIONS, INC.

                                       By



APPROVED AS TO FORM:


LAW OFFICES OF HARDY L THOMAS By

     Attorney for Net Integrated Systems, Attorney for Accesspoint Corporation. a Nevada corporation. Processing Source International, Inc, a California corporation, Intellitech Web Solutions, Inc., Ronald I. Penna, and Marcia Allen

     24. Costs. The Parties to this Agreement agree to bear their own costs and attorneys' fees in connection with the Actions.

     25. No Liability. This Agreement is executed by the Parties hereto for the sole purpose of settling the matters involved in the dispute, and it is expressly understood and agreed, as a condition hereof, that this Agreement should not constitute nor be construed to be an admission of the truth or correctness of any claim asserted.

     26. Representation of Authority. Each individual executing this Agreement on behalf of any Party expressly represents and warrants that he/she has authority to execute and thereby bind the Party on behalf of which he/she executes this Agreement to the turns of this Agreement and agrees to indemnify and hold harmless each of the party from any claim that such authority did not cost.

     27. Headings. The headings included in this Agreement are for convenience only and do not limit, alter, or affect the matters contained in this Agreement or the paragraphs they encaption.

     23. Counterparts. This Agreement may be executed in one or more counterparts, all of which together constitute one single document.

     29 Telefacsimile Signatures. This Agreement and any documents relating to it may be executed and transmitted to any other party by telefacsimile, which telefacsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.


Date of Execution. The Parties execute this Agreement as of the date first



                                 James K Bentley


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